United States securities and exchange commission logo





                              July 17, 2023

       Edward Kovalik
       Chief Executive Officer
       Prairie Operating Co.
       8636 N. Classen Boulevard
       Oklahoma City, OK

                                                        Re: Prairie Operating
Co.
                                                            Registration
Statement on Form S-1
                                                            Filed June 16, 2023
                                                            File No. 333-272743

       Dear Edward Kovalik:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed June 16, 2023

       General

   1. Provide disclosure of any significant crypto asset market developments material to understanding or
assessing your business, financial condition and results of operations, or share price since your
last reporting period, including any material impact from the price volatility of crypto
assets.
   2. Please discuss any intentions you have to mine crypto assets other than bitcoin.
       Risk Factors, page 6

   3. To the extent material, discuss any reputational harm you may face in light of the recent disruption in the
crypto asset markets. For example, discuss how market conditions have
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FirstName  LastNameEdward  Kovalik
Prairie Operating Co.
Comapany
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         affected how your business is perceived by customers, counterparties, and regulators, and whether there is a material impact on your operations or financial condition.
4. Describe any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations.
5. Describe any material risks you face related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets.
6. To the extent material, describe any gaps your board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.
7. Describe any material financing, liquidity, or other risks you face related to the impact that the current crypto asset market disruption has had, directly or indirectly, on the value of the crypto assets you use as collateral or the value of your crypto assets used by others as collateral.
8. To the extent material, describe any of the following risks due to disruptions in the crypto asset markets:
             Risk from depreciation in your stock price.
             Risk of loss of customer demand for your products and services. Financing risk, including equity and debt financing.
             Risk of increased losses or impairments in your investments or other assets.
             Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.
             Risks from price declines or price volatility of crypto assets.
9. Please add a risk factor addressing risks attendant to your reliance on Atlas.
The storage and custody of our Bitcoin assets and any other cryptocurrencies that we may potentially acquire or hold, page 9

10. You state that you "plan to establish processes to manage wallets." Please disclose the timeframe for doing so. Also discuss the risk to investors because, if true, you do not currently have policies and procedures for the storage of crypto assets. Additionally, discuss the risks related to investors being unable to evaluate what your eventual custody policies and procedures will be.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Prairie Operating Co.
Cryptocurrency Mining, page 41

11. If significant, please quantify your reliance on Bitmain or other digital asset mining
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Prairie Operating Co.
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         equipment suppliers. To the extent you are substantially dependent on any agreements with Bitmain or other suppliers, please describe the material terms of such agreements and file the agreements as exhibits. If you believe you are not substantially dependent on the agreements, please provide us with an analysis supporting your belief. See
         Item 101(h)(4)(v) of Regulation S-K.
Mining Equipment, page 41

12. You state that "As of March 31, 2023, none of the 600 miners purchased from Bitmain have been delivered to the Company, and will remain undelivered until all fees are paid to ship the miners from the Bitmain facility to the Company." Disclose the amount of fees that remain to be paid, why they have not yet been paid, who is responsible for such payment, when it is anticipated that they will be paid, and when shipment is expected to occur. Also state whether these miners are pre-owned or newly manufactured.
Factors Affecting Profitability, page 42

13. Please discuss in greater detail the relationship of hash rate, electricity consumption, and mining costs, and how this relationship specifically impacts operating results.
Business, page 51

14. Revise to disclose the material terms and any termination provisions of your Master
         Services Agreement with Atlas, through which it will provide you with cryptocurrency mining services for your miners at the Atlas facility in North Dakota. Refer to your
         disclosure on page F-67 that    all cryptocurrency mined by our miners
will be transferred
         to wallets in the control of Atlas. Atlas will then deduct the hosting service fee from the monthly total mined currency produced by our miners and remit the net mined currency to
         us.    As an additional matter, please disclose here this remittance process to clarify where
         the net mined cryptocurrency is deposited and who has control of the wallet or account.
15. We note your disclosure that you participate in mining pools and have executed contracts
         "with the mining pool operators to provide computing power to the mining pool" for which you are entitled to a fractional share of the cryptocurrency award the mining pool operator receives based on the proportion of computing power you contributed compared to the total computing power contributed by all mining pool participants in solving the current algorithm. Please revise to disclose:
             Material terms of your mining pool agreements and file these agreements as exhibits.
             Percentage of your Bitcoin hashing power contributed to mining pools.
             Total hashing power of each pool and the percentage thereof contributed by your miners.
             How the pools hold your proportion of mining rewards and the duration thereof.
             Whether the pool operators have insurance for theft or loss and the risks associated with transferring crypto assets.
16. Refer to your disclosure on pages 42-43 and 52-53 that you have historically mined and
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Prairie Operating Co.
Comapany
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         held Bitcoin and may sell your mined Bitcoin to fund operating and capital expenditures.
         Revise to further clarify whether you have sold any of your mined Bitcoin in the past and your policies or practices regarding how long you hold crypto assets that you receive as payment and to discuss:
             Any risks to your liquidity caused by volatility in cryptocurrency pricing.
             If relevant, the average period between receipt of your crypto assets and the subsequent sale.
17. To the extent material, discuss how recent bankruptcies in the crypto asset market and the downstream effects of those bankruptcies have impacted or may impact your business, financial condition, customers, and counterparties, either directly or indirectly. Clarify whether you have material assets that may not be recovered due to the bankruptcies or may otherwise be lost or misappropriated.
18. If material to an understanding of your business, describe any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets, known to:
             Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.
             Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.
             Have the crypto assets of their customers unaccounted for.
             Have experienced material corporate compliance failures.
19.      You disclose on page F-67 that "all cryptocurrency mined by our miners will be
         transferred to wallets in the control of Atlas. Atlas will then deduct the hosting service fee from the monthly total mined currency produced by our miners and remit the net mined currency to us...." Disclose the material terms of your custody arrangements with Atlas,
         including the manner in which it is required to store your crypto assets, whether it is contractually required to hold your crypto assets in cold storage, what security precautions it is required to undertake, what inspection rights you have, and what type of insurance
         Atlas is required to have to protect you from loss.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Edward Kovalik
Prairie Operating Co.
July 17, 2023
Page 5

       Please contact Jessica Livingston at 202-551-3448 or John Dana Brown at 202-551-3859
with any questions.



FirstName LastNameEdward Kovalik                        Sincerely,
Comapany NamePrairie Operating Co.
                                                        Division of Corporation
Finance
July 17, 2023 Page 5                                    Office of Crypto Assets
FirstName LastName